
05046435


APPALACHIAN
BANCSHARES
INC.

2004 Annual Report

*Our banks are all about people...
showing respect and building
community-minded relationships...
letting people know we care about
what is right & what is best for all...*


SAVING FUND


APPALACHIAN
BANCSHARES
INC.
SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH, D.C.
209
SECTION

Much has changed in banking – and the world – since the days when teller lines featured barred windows and gentlemen in three-piece suits. One thing that will not change are the bedrock values Appalachian Bancshares was built on. These values closely reflect the "old-time" approach of banks of yesteryear.

Building **Relationships**, gaining **Trust**, fostering **Community**, establishing **Communication**. These values are timeless, and we embrace them every day in every customer interaction.



2004 Financial Highlights

(In thousands except per share data)

Income (in thousands)

Year	Income
'04	$4,047
'03	$3,086
'02	$2,668
'01	$2,538
'00	$1,629
'99	$1,266
'98	$1,208

Total Assets (in thousands)

Year	Total Assets
'04	$472,811
'03	$409,617
'02	$384,024
'01	$319,679
'00	$270,943
'99	$223,315
'98	$189,745

Deposits (in thousands)

Year	Deposits
'04	$381,498
'03	$332,919
'02	$316,283
'01	$264,028
'00	$214,169
'99	$186,730
'98	$163,861

Loans (in thousands)

Year	Loans
'04	$377,352
'03	$332,307
'02	$298,063
'01	$250,569
'00	$214,124
'99	$169,106
'98	$129,831

Shareholders' Equity (in thousands)

Year	Shareholders' Equity
'04	$36,083
'03	$31,082
'02	$25,619
'01	$20,591
'00	$17,669
'99	$12,421
'98	$11,480

Consolidated Statement of Operation Data
Years ended December 31, 2004 and 2003

	2004	2003
Interest income	$25,736	$23,090
Interest expense	7,558	8,257
Net interest income	18,178	14,833
Provision for loan losses	1,235	1,465
Non-interest income	2,829	2,703
Non-interest expense	13,840	11,732
Applicable income taxes	1,885	1,253
Net income	4,047	3,086

Per Share Data
Years ended December 31, 2004 and 2003

	2004	2003
Net income - basic	$1.09	$0.86
Net income - diluted	1.04	0.81
Cash dividends declared per common share	0.00	0.00
Shareholders' Equity (Book Value) at Period End	9.58	8.50

Consolidated Balance Sheet Data
December 31, 2004 and 2003

	2004	2003
Net Loans	$373,003	$328,697
Deposits	381,498	332,919
Average Equity	33,102	28,447
Average Assets	446,074	393,553
Total Assets	472,811	409,617

Ratios
Years ended December 31, 2004 and 2003

	2004	2003
Return on Average Assets	0.91 %	0.78 %
Return on Average Equity	12.23	10.85

A Letter To Our Shareholders



Tracy R. Newton, President & CEO

Dear Shareholders,

We celebrated our 10th anniversary in business this year. This milestone offers me a great opportunity to reflect on the success Appalachian Bancshares has achieved in the past decade and more importantly, to talk with you about our plans for the future.

Appalachian Bancshares is embarking on a new stage of growth. Over the next several years we plan to see our company grow in asset size, market size and shareholder value. As we look ahead, we remain committed to the bedrock principles on which our company was founded and that have served us so well the first 10 years.

One of the first things I learned in business is that people do not do business with companies; people do business with people. We have worked hard at attracting talented employees who share a passion for personal service.

From day one we have focused on building personal relationships with our customers, not on selling products. We know that happy customers make loyal customers, and loyal customers expand their business with us and refer new customers to our banks.

Combine that approach with the high-growth markets in which we operate and you have our formula for success – along with the blueprint for our future growth. Make no mistake, though we plan to transform this company into a much larger business over the next several years, we will never stop 'living our values' in following the principles that got us here.

A look at some of our significant achievements in fiscal 2004 clearly demonstrates the effectiveness of our formula:

- We grew net income 31 percent to $4,047,014.
- We grew diluted earnings per share (EPS) 28 percent to $1.04.
- We grew net interest income by 23 percent, loans by 13 percent and deposits by 15 percent.
- We opened a new 9,000-square-foot branch office in Blue Ridge, Ga.

In 2005 we will construct a new corporate/operations facility to provide much-needed office space and streamline operational efficiency. We have also purchased land at the rapidly growing Highland's of East Ellijay development for a future branch site. Over the longer term, our goals are to sustain a growth rate of 10-15 percent each year and enter new markets through de novo branch openings or acquisitions where it fits our strategy, culture and values.

We will remain focused on our guiding principles as we work methodically to achieve these objectives. I am confident in our abilities, our solid, proven strategy for growth and our core values – caring for our customers and our communities.

Thank you for your continued support.



Tracy R. Newton,
President & CEO

Relationships

Lasting relationships are built on trust.



Eugene & Ellen Collins



Union County Courthouse, downtown Blairsville, Ga.



Leslie Coleman & Sarandy Gaitanoglou

Eugene & Ellen Collins have been married for 56 years. They credit their long-lasting relationship to "patience, trust, listening, forgiving and optimism."

Leslie Coleman & Sarandy Gaitanoglou are to be married this Spring. They are committed to making trust, honesty and open communication the foundations of their relationship.

APPALACHIAN BANCSHARES INC.

Trust

Trust is built on openness and honesty.



B.C. Logan, Sr.



Gilmer County Courthouse, downtown Ellijay, Ga.

B.C. Logan, Sr. started a general merchandise store on North Main Street in Ellijay, Ga., in 1920. Through the depression years he successfully expanded into farming, an auto dealership, building and land development. B.C. believed that family and hard work were the keys to his success.



T. Mack Logan

T. Mack Logan, grandson of B.C. Logan, Sr., followed in his grandfather's footsteps. Mack started his hardware and furniture business in 1968. He has successfully expanded over the years into farming, construction and development, always heeding his grandfather's advice, "Build sound relationships with family and others based on trust."

Community

Communities are built on integrity and respect towards others.



Greg Wright

Greg Wright and his family invested years of time, money and hard work in their family farm in the Clear Creek community of Gilmer County, Ga. This investment was repaid many times over after a flash flood damaged their poultry farm and surrounding farmland. Friends and neighbors arrived by the dozens to help clean up storm damage, prepare meals and lend moral support. Greg attributes this outpouring of assistance to the strong sense of community his family has developed over the years with so many other families in Gilmer County.



The Flood of 2004

APPALACHIAN
BANCSHARES
INC.



Bill & Adele Mercier in Apple House today



Hotel in Blue Ridge, Ga. circa 1900

As owners of an apple orchard in Blue Ridge, Ga., for the past 50 years, Bill and Adele Mercier have learned a great deal about growing apples, running a business and building relationships. Just like the Wright family, the Mercier's learned that harsh weather can destroy an entire crop. Both families have survived and persevered with the support of family, friends and neighbors. "We have experienced great losses due to the wrath of nature; and the great joy of having our friends and our bank there to help during hard times," says Bill. That may be the most important lesson of all: the weather may change daily, but a strong community lasts forever.



Bill & Adele Mercier shown at Apple House in 1955

"All banking decisions are made locally, focusing on individual needs while reinvesting in our community."

—Tracy R. Newton, 1995, on the occasion of the opening of Gilmer County Bank

Communication

Effective communication is key to the success of relationships.

Dr. W.D. Schneider developed many close relationships over the years as a result of his belief in being patient with his patients, listening and spending time with them, gaining their confidence by communicating with them. He recalls making house calls and delivering many babies, including his grandson.



Dr. W.D. Schneider

Dr. Schneider now enjoys retirement, spending time with family and friends and nurturing life-long relationships.



Dr. W.D. Schneider with employees


APPALACHIAN
BANCSHARES
INC.



Dr. Kelvin Moss

Dr. Kelvin Moss completed his residency program recently and plans to open his private practice in his hometown of Ellijay, Ga. Dr. Moss will build his medical practice on the time-honored values of trust and loyalty, believing that "treating everyone the same, showing empathy and telling the truth will establish lasting relationships."

While Dr. Schneider made house calls with his trusted black bag to treat patients and deliver babies during his practice, Dr. Moss will have the benefit of modern technology and specialized equipment to assist in healing. Though medical treatment has changed over the years, both doctors agree that one concept has not: Communicating with others in an honest and trustworthy manner is the foundation for building strong business, personal and family relationships.

Relationships. Trust.
Community. Communication.
These are the timeless values on which Appalachian Bancshares is built.

From the Chairman



Ronald Knight


APPALACHIAN
BANCSHARES
INC.

Dear Fellow Shareholders,

In last year's annual report, I spoke about the need to embrace change in order to move forward and enjoy success as a company. This year I want to discuss something I believe in just as strongly: the importance of holding onto our roots as we change and the world changes around us.

Indeed, a great deal has changed in banking since we first opened our doors 10 years ago, much of it in the area of technology. Some technologies – such as internet banking and online bill pay – have benefited our customers through added convenience. However, if misapplied, some advances in technology can actually become a barrier between us and our customers.

Appalachian Bancshares was founded as a customer-focused bank. It is our heritage. While we will continue to employ proven technologies that benefit our customers, we will always focus on delivering personal service. It is our main engine for growth and profitability, and the key to our future success.

As Tracy Newton, our CEO, mentioned in his letter leading off this report, if you care for your customers, they will reward you with loyalty and word-of-mouth advertising. More business and more referrals equal more revenue for the company.

Not only that, our customer-focused approach can actually serve to reduce expenses. The cost of replacing lost customers is much greater than the cost of keeping current customers happy. And a stable base of quality customers and referrals helps raise our asset quality, giving us more flexibility to grow.

Though it seems like a simple formula, it requires hard work. There are no shortcuts to great customer service. It requires dedicated employees who are committed to building customer relationships day in and day out, a management team that sets a clear course and delivers on its strategy, and a commitment to competing on service above price.

I'm happy to say that Appalachian Bancshares continues to deliver on all these counts. Though we will continue to change and grow as a company, we will hold fast to our traditional values, working as one team for the benefit of our customers, communities and shareholders.

Ronald Knight
Chairman

Appalachian Bancshares
Board of Directors



Frank E. Jones, Roger E. Futch, P. Joe Sisson, Kenneth D. Warren, J. Ronald Knight, Joseph C. Hensley, Alan S. Dover, Tracy R. Newton, Charles A. Edmondson

Frank E. Jones, Roger E. Futch, P. Joe Sisson, Kenneth D. Warren, J. Ronald Knight,
Joseph C. Hensley, Alan S. Dover, Tracy R. Newton, Charles A. Edmondson

Appalachian Bancshares
Executive Officers

Darren Cantlay, EVP & CFO; Alan May, EVP



Virginia Cochran, EVP & CCO; Tracy R. Newton, President & CEO

Darren Cantlay, EVP & CFO; Alan May, EVP;
Virginia Cochran, EVP & CCO;
Tracy R. Newton, President & CEO


APPALACHIAN
BANCSHARES
INC.

Appalachian Community Bank, Blairsville
Management & Community Directors



Myron Turner; Frank Jones; Marty Godfrey, EVP; Kenneth Castle, President; Gary Davenport

Myron Turner, Frank Jones, Marty Godfrey, EVP;
Kenneth Castle, President; Gary Davenport



Alan May, President; Virginia Cochran, EVP; Dorothy S. Logan; Wally Stover; not pictured Kenneth Warren; John Harrison

Gilmer County Bank
Management & Community Directors

Alan May, President; Virginia Cochran, EVP;
Dorothy S. Logan, Wally Stover,
Kenneth Warren, John Harrison

Appalachian Community Bank, Blue Ridge
Management & Community Directors

Morgan Arp, Jim Sisson, Melissa Lillard,
Ruth Jordan, President;
Charles Edmondson, William (Bill) Hammond, EVP



Morgan Arp; Jim Sisson; Melissa Lillard; Ruth Jordan, President; Charles Edmondson; William (Bill) Hammond, EVP

Appalachian Community Bank
Operations Management

Patrick Skinner, Sr VP Risk Manager; Tracy R. Newton, CEO; Darren Cantlay, CFO


Patrick Skinner, Sr VP Risk Manager; Tracy R. Newton, CEO; Darren Cantlay, CFO


APPALACHIAN
BANCSHARES
INC.

Bank Locations

Gilmer County Bank Main Office
829 Industrial Blvd.
Ellijay, Georgia 30540
(706)276-8000

Gilmer County Bank Express Office
696 First Avenue
East Ellijay, Georgia 30539
(706)276-8000

Appalachian Community Bank of Blue Ridge
150 Orvin Lance Connector
Blue Ridge, Georgia 30513
(706)258-4000

Appalachian Community Bank of Blairsville
236 Hwy. 515
Blairsville, Georgia 30512
(706)745-5571

Selected Consolidated Financial Data

	Years Ended December 31				
	2004	2003	2002	2001	2000
	(In thousands except per share data)				
Earnings Summary					
Interest income	$ 25,736	$ 23,090	$ 22,892	$ 23,890	$ 21,970
Interest expense	7,558	8,257	11,425	13,675	13,325
Net interest income	18,178	14,833	11,467	10,215	8,645
Provision for loan losses	1,235	1,465	1,028	1,294	922
Noninterest income	2,829	2,703	2,937	2,411	1,159
Noninterest expense	13,840	11,732	9,702	7,831	6,381
Income tax expense	1,885	1,253	1,006	963	872
Net income	4,047	3,086	2,668	2,538	1,629
Per Share Data					
(Adjusted to give effect to stock splits/dividends)					
Net income - basic	$ 1.09	$ 0.86	$ 0.81	$ 0.81	$ 0.54
Net income - diluted	1.04	0.81	0.76	0.75	0.50
Cash dividends declared per common share	0.00	0.00	0.00	0.00	0.00
Selected Period End Balances					
Total assets	$ 472,811	$ 409,617	$ 384,024	$ 319,679	$ 270,943
Loans	377,352	332,307	298,063	250,569	214,124
Securities	64,655	55,363	40,375	49,394	32,541
Earning assets	444,566	388,530	354,593	303,923	253,263
Deposits	381,498	332,919	316,283	264,028	214,169
Long-term borrowings	38,136	36,879	34,736	29,654	34,539
Shareholders' equity	36,083	31,082	25,619	20,591	17,669
Shares outstanding	3,765	3,659	3,439	3,170	3,143
Selected Average Balances					
Total assets	$ 446,074	$ 393,553	$ 354,164	$ 299,167	$ 259,799
Loans	360,261	316,605	276,733	234,031	204,436
Securities	56,981	49,951	50,933	40,462	34,393
Earning assets	419,586	370,654	333,777	280,884	243,038
Deposits	362,316	320,833	290,961	241,933	206,787
Long-term borrowings	30,946	35,782	34,017	33,028	29,024
Shareholders' equity	33,102	28,447	22,454	19,821	15,045
Shares outstanding - basic	3,724	3,610	3,278	3,146	3,031
Ratios					
Return on average assets	0.91%	0.78%	0.75%	0.85%	0.63%
Return on average equity	12.23	10.85	11.88	12.80	10.83
Net interest spread	4.23	3.93	3.32	3.75	3.39
Total capital	11.45	11.55	8.59	8.32	8.25
Tier 1 capital	10.32	10.46	7.54	7.16	7.22
Leverage ratio	8.53	8.58	6.07	5.87	5.72
Average equity to average assets	7.42	7.23	6.34	6.63	5.79

Consolidated Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks	$ 4,953,563	$ 6,530,984
Interest-bearing deposits with other banks	403,532	273,841
Federal funds sold	2,156,000	586,000
Cash and Cash Equivalents	7,513,095	7,390,825
Securities available-for-sale	64,654,722	55,363,327
Loans, net of unearned income	377,351,501	332,306,446
Allowance for loan losses	(4,348,618)	(3,609,794)
Net Loans	373,002,883	328,696,652
Premises and equipment, net	12,988,640	9,161,652
Accrued interest	2,901,737	2,289,994
Cash surrender value on life insurance	7,833,450	2,592,416
Intangibles, net	2,116,558	2,157,433
Other assets	1,800,043	1,965,179
Total Assets	$ 472,811,128	$ 409,617,478
Liabilities and Shareholders' Equity		
Liabilities		
Noninterest-bearing deposits	$ 32,896,346	$ 23,795,787
Interest-bearing deposits.	348,601,825	309,123,161
Total Deposits	381,498,171	332,918,948
Short-term borrowings	15,469,540	12,085,992
Accrued interest	540,217	670,614
Long-term debt	31,950,000	25,692,858
Subordinated long-term capital notes	6,186,000	6,186,000
Other liabilities	1,083,878	980,713
Total Liabilities	$436,727,806	$ 378,535,125
Shareholders' Equity		
Preferred stock, 20,000,000 shares authorized, none issued	–	–
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,840,572 shares issued in 2004 and 3,734,686 shares issued in 2003	38,406	37,347
Paid-in capital	23,731,549	22,727,208
Retained earnings	12,635,174	8,588,160
Accumulated other comprehensive income: net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	377,989	429,434
Treasury stock, 75,973 shares at cost	(699,796)	(699,796)
Total Shareholders' Equity	36,083,322	31,082,353
Total Liabilities and Shareholders' Equity	$ 472,811,128	$ 409,617,478

Consolidated Statements of Income

	Years Ended December 31,		
	2004	2003	2002
Interest Income			
Interest and fees on loans	$ 23,652,087	$ 21,257,660	$ 20,363,641
Interest on investment securities:			
Taxable securities	1,401,522	1,058,688	1,646,592
Nontaxable securities	650,486	706,115	790,127
Interest on deposits with other banks	5,488	30,224	13,039
Interest on federal funds sold	26,369	37,362	78,941
Total Interest Income	25,735,952	23,090,049	22,892,340
Interest Expense			
Interest on deposits	6,209,262	6,959,433	9,352,768
Interest on federal funds purchased and securities sold under agreements to repurchase	123,282	82,722	76,968
Interest on long-term debt	941,835	1,129,209	1,995,652
Interest on subordinated long-term capital notes	283,600	85,200	–
Total Interest Expense	7,557,979	8,256,564	11,425,388
Net Interest Income	18,177,973	14,833,485	11,466,952
Provision for loan losses	1,235,107	1,465,000	1,028,000
Net Interest Income After Provision For Loan Losses	16,942,866	13,368,485	10,438,952
Noninterest Income			
Customer service fees	1,233,655	844,669	1,058,298
Insurance commissions	47,760	61,824	77,987
Mortgage origination fees	800,981	1,276,787	1,049,443
Investment securities gains (losses)	(22,633)	(16,978)	285,525
Other operating income	769,725	537,093	465,891
Total Noninterest Income	2,829,488	2,703,395	2,937,144
Noninterest Expenses			
Salaries and employee benefits	6,884,579	5,645,790	4,854,905
Occupancy expense	814,868	631,235	615,826
Furniture and equipment expense	1,140,815	980,704	921,571
Other operating expenses	4,999,746	4,474,256	3,309,846
Total Noninterest Expenses	13,840,008	11,731,985	9,702,148
Income before income taxes	5,932,346	4,339,895	3,673,948
Income tax expense	1,885,332	1,253,315	1,005,940
Net Income	$ 4,047,014	$ 3,086,580	$ 2,668,008
Earnings Per Common Share			
Basic	$ 1.09	$ 0.86	$ 0.81
Diluted	1.04	0.81	0.76
Cash Dividends Declared Per Common Share	0.00	0.00	0.00
Weighted Average Shares Outstanding			
Basic	3,724,095	3,609,728	3,277,787
Diluted	3,885,490	3,809,625	3,508,019

Consolidated Statements of Shareholders' Equity

Years Ended December 31,

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2001	$ 34,229	$ 19,245,956	$ 3,505,388	$ 60,822	$(2,255,205)	$ 20,591,190
Retroactive effect of 10% stock dividend	244	367,166	(367,410)	–	–	–
Net income 2002	–	–	2,668,008	–	–	2,668,008
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $199,997	–	–	–	388,228	–	388,228
Comprehensive income	–	–	–	–	–	3,056,236
Proceeds from sale of common stock to 401(k) plan	117	163,543	–	–	–	163,660
Proceeds from exercise of options	1,808	1,019,690	–	–	–	1,021,498
Proceeds from issuance of treasury stock	–	319,201	–	–	467,504	786,705
Balance at December 31, 2002	36,398	21,115,556	5,805,986	449,050	(1,787,701)	25,619,289
Retroactive effect of 10% stock dividend	202	302,273	(304,406)	–	–	(1,931)
Net income 2003	–	–	3,086,580	–	–	3,086,580
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of ($10,107)	–	–	–	(19,616)	–	(19,616)
Comprehensive income	–	–	–	–	–	3,066,964
Effect of exercise and issuance of stock options	747	528,583	–	–	–	529,330
Proceeds from issuance of treasury stock	–	780,796	–	–	1,142,805	1,923,601
Acquisition of treasury stock	–	–	–	–	(54,900)	(54,900)
Balance at December 31, 2003	37,347	22,727,208	8,588,160	429,434	(699,796)	31,082,353
Net income 2004	–	–	**4,047,014**	–	–	**4,047,014**
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of ($26,501)	–	–	–	**(51,445)**	–	**(51,445)**
Comprehensive income	–	–	–	–	–	**3,995,569**
Proceeds from sale of common stock to 401(k) plan	**336**	**502,855**	–	–	–	**503,191**
Effect of exercise and issuance of stock options	**723**	**501,486**	–	–	–	**502,209**
Balance at December 31, 2004	**$ 38,406**	**$ 23,731,549**	**$ 12,635,174**	**$ 377,989**	**$ (699,796)**	**$36,083,322**

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2004	2003	2002
Operating Activities			
Net income	$ 4,047,014	$ 3,086,580	$ 2,668,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion, net	1,039,402	1,312,067	1,171,023
Provision for loan losses	1,235,107	1,465,000	1,028,000
Deferred tax benefit	(22,000)	(20,000)	(49,000)
Realized security (gains) losses, net	22,633	16,978	(285,525)
Loss on disposition of other real estate	195,181	42,143	40,757
Increase in cash surrender value on life insurance	(241,034)	(109,173)	(113,377)
(Increase) decrease in accrued interest receivable	(611,743)	(49,074)	258,072
Decrease in accrued interest payable	(130,397)	(305,542)	(290,790)
Other, net	304,321	694,584	(51,421)
Net Cash Provided By Operating Activities	5,838,484	6,133,563	4,375,747
Investing Activities			
Proceeds from sales of securities available-for-sale	4,261,201	5,368,830	12,597,325
Proceeds from maturity, calls and paydown of securities available-for-sale	12,472,586	23,121,518	34,322,603
Purchase of securities available-for-sale	(26,260,504)	(43,960,542)	(37,442,014)
Net increase in loans to customers	(46,311,074)	(36,321,605)	(49,462,737)
Capital expenditures, net	(4,959,258)	(1,211,594)	(2,605,882)
Proceeds from sales of premises and equipment	241,917	27,746	–
Purchase of insurance contracts	(5,000,000)	–	–
Proceeds from disposition of foreclosed real estate	806,763	1,248,201	236,615
Net Cash Used In Investing Activities	(64,748,369)	(51,727,446)	(42,354,090)
Financing Activities			
Net increase in demand deposits, NOW accounts, and savings accounts	32,357,873	2,458,008	45,209,010
Net increase in certificates of deposit	16,221,350	14,178,184	7,045,739
Net increase in short-term borrowings	3,383,548	1,157,368	2,263,925
Issuance of long-term debt	13,500,000	33,736,000	23,000,000
Repayment of long-term debt	(7,242,858)	(31,592,858)	(17,917,857)
Compensation associated with issuance of stock options	42,301	21,739	–
Issuance of common stock	769,941	302,800	889,260
Sale of treasury stock	–	1,923,601	786,705
Purchase of treasury stock	–	(54,900)	–
Cash in lieu of fractional shares on stock dividend	–	(1,931)	–
Net Cash Provided By Financing Activities	59,032,155	22,128,011	61,276,782
Net Increase (Decrease) in Cash and Cash Equivalents	122,270	(23,465,872)	23,298,439
Cash and Cash Equivalents at Beginning of Year	7,390,825	30,856,697	7,558,258
Cash and Cash Equivalents at End of Year	$ 7,513,095	$ 7,390,825	$ 30,856,697

Board of Directors

J. Ronald Knight
President/Co-Owner
Twin City Motors, Inc.
Chairman, Board of Directors

Tracy R. Newton
President & CEO
Appalachian Bancshares, Inc.
Appalachian Community Bank

Alan S. Dover
CEO/Owner
A.S. Dover Construction, Inc.
A.S. Dover Properties, Inc.
A.S. Dover Development, Inc.

Roger E. Futch
EVP/COO
ETC Communications, Inc.

Joseph C. Hensley
Vice President
A.S. Dover Construction, Inc.
A.S. Dover Properties, Inc.
A.S. Dover Development, Inc.

Frank E. Jones
Minister
Ellijay Church of Christ

Charles A. Edmondson
Agent
State Farm Insurance

P. Joe Sisson
President/CEO/Co-Owner
Sisson Corporation

Kenneth D. Warren
President/CEO/Owner
Warren's Auto Sales, Inc.

Corporate Information

Corporate Headquarters
Appalachian Bancshares, Inc.
829 Industrial Boulevard
P. O. Box G
Ellijay, Georgia 30540-0001

General Counsel
Smith, Gambrell & Russell, LLP
Atlanta, Georgia

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Crawford, New Jersey 07016-3527
(800) 368-5498

Contact for Shareholder Information
Alan May
Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540
(706) 276-8000

Independent Auditors
Schauer, Taylor, Cox, Vise & Morgan, PC
Birmingham, Alabama

Appalachian Bancshares, Inc. is a bank holding company headquartered in Ellijay, Ga. Its wholly owned subsidiary, Appalachian Community Bank, has banking offices in Ellijay, East Ellijay, Blue Ridge and Blairsville, Ga. Appalachian Community Bank operates under the trade name Gilmer County Bank in Ellijay and East Ellijay, Ga.

The banks provide a full range of financial services to individuals and small to medium-sized businesses. Appalachian Community Bank draws most of its customer deposits and conducts most of its lending transactions from and within a primary service area in North Georgia encompassing Gilmer, Fannin, Union, and Towns counties.

Special Thanks to Morris Parks, Union County Historical Society and Fannin County Heritage Foundation, for use of photos.

Gilmer County Bank Main Office



Gilmer County Bank Main Office

Gilmer County Bank Express Office



Gilmer County Bank Express Office

Appalachian Community Bank, Blue Ridge



Appalachian Community Bank, Blue Ridge

Appalachian Community Bank, Blairsville



Appalachian Community Bank, Blairsville